SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013 (Report No. 4)

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K ITEM

The GAAP financial statements in this Form 6-K of the registrant are incorporated by reference into the registration statements on Form F-3 (numbers 333-111770, 333-115953, 333-121316, 333-127615, 333-130324,  333-135742, 333-142320, 333-153667 and 333-171507) and the registration statements on Form S-8 (numbers 333-101491, 333-116429, 333-128106, 333-140786, 333-149034, 333-149575, 333-173075 and 333-179306) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD.
(Registrant)
By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

Date: August 29, 2013

Press Release

For Immediate Release

OTI Reports Second Quarter 2013 Financial Results

Rosh Pina, Israel – August 28, 2013 – On Track Innovations Ltd. (OTI) (NASDAQ-GM: OTIV), a global provider of near field communication (NFC) and cashless payment solutions, reported financial results for the second quarter ended June 30, 2013.

Q2 2013 Operational Highlights

•	Received a 30,000 unit order for OTI’s NFC and contactless payment readers from a leading provider of integrated technology solutions.

•
ASEC S.A., OTI’s wholly owned subsidiary, was awarded three multi-million dollar projects as an e-ticketing operator for mass transit systems throughout Poland. The contract value of the three projects total more than $50 million over a five to ten year period.

•	City of Portsmouth, N.H. implemented EasyPark, OTI’s cashless parking payment solution.

•	Retained Global IP Law Group, a leading international IP-focused law firm, to lead OTI’s new intellectual property monetization campaign.

•	Received favorable Markman hearing decision in patent infringement suit again T-Mobile USA.

•
Strengthened leadership team with appointments of Dimitrios Angelis as chairman of the board, Shay Tomer as chief financial offer, Shlomi Eytan as chief sales and marketing officer, and Hanan Caspi as vice president of operations.

Q2 2013 Financial Highlights

•	Revenues in the second quarter of 2013 increased 19% to $9.2 million from $7.7 million in the same period last year.

•	Gross margin in the second quarter of 2013 increased to 56.7% from 45.7% in the same period last year.

•
Operating expenses in the second quarter of 2013 decreased 8% to $7.2 million from $7.9 million in the second quarter of 2012. The decrease was mainly attributable to lower headcount and reduced management costs.

•	Net loss in the second quarter of 2013 improved to $2.3 million from $4.8 million in the same period last year.

•
Adjusted EBITDA loss in the second quarter of 2013 totaled $1.5 million compared to an adjusted EBITDA loss of $3.5 million in the second quarter of 2012. The improvement was due to the increase in revenues and reduced operating expenses (see discussion about the presentation of adjusted EBITDA, a non-GAAP term, below).

•
Cash and cash equivalents, and short-term investments at June 30, 2013 totaled $9.7 million. During the quarter, the company used cash to purchase equipment to support the expansion of its mass transit projects in Poland, and to repay short-term bank loans.

Management Commentary
“The second quarter results were consistent with our expectations and do not reflect our recent initiatives to divest non-core, B2C operations,” said Ofer Tziperman, OTI’s CEO. “The divestitures of Parx France and SmartID mark an important step in executing OTI’s new strategic plan of reducing unnecessary costs and focusing on our core business of providing NFC-based contactless payment technology and solutions. By optimizing our operational structure, we can better leverage our core competencies in these areas, which we believe will drive long-term growth and sustained profitability.

“We anticipate the pending divesture of the SmartID business will close in November. This will further strengthen our balance sheet and allow us to allocate our resources to more effectively capitalize on the fast growing, multi-billion dollar NFC and cashless payments markets where we have significant advantages over the competition.”

Management Discussion
OTI CEO Ofer Tziperman and CFO Shay Tomer will discuss these results on Wednesday, September 4, 2013 at 9:00 a.m. Eastern time.

Investors and analysts may submit questions they would like management to address during the discussion. Questions should be submitted via email to ir@otiglobal.com by Friday, August 30 at 5:00 p.m. Eastern time.

Discussion Date: Wednesday, September 4, 2013
Time: 9:00 a.m. Eastern time
U.S. Dial-In Number: 1-888-295-2634
Israel Dial-In Number: 1-800-270-077

The discussion will be also webcast and available for replay via the Investors section of OTI’s website at www.otiglobal.com/Investors_Introduction.

For those dialing in, please call the telephone number 5-10 minutes prior to the start time. If you have any difficulty connecting, please contact Liolios Group at 1-949-574-3860.

A telephone replay of the discussion will be available through September 11, 2013.

Adoption of US Generally Accepted Accounting Principles (GAAP) Standards
Due to the changes in the composition of the company’s board of directors, including the election of eight new U.S. directors on December 30, 2012, the company no longer qualifies as a “Foreign Private Issuer” as of June 30, 2013, and will be required to report as a domestic issuer commencing on January 1, 2014. As reported on May 31, 2012 and effective as of January 1, 2012, the company adopted International Financial Reporting Standards (IFRS) as published by the International Accounting Standards Board. However, as a domestic issuer, the company will no longer be entitled to prepare its financial results in accordance with IFRS. Therefore, the company has adopted US GAAP and accordingly to prepare its financial statements for the fiscal year ended December 31, 2012 and thereafter in accordance with US GAAP.

It should be noted that the financial results for the periods ended March 31, 2012, June 30, 2012, and September 30, 2012 were previously published in accordance with IFRS. The financial results for the period ended June 30, 2012 that appear in this press release were prepared in accordance with US GAAP.

About On Track Innovations
On Track Innovations Ltd. (OTI) is a leader in contactless and NFC applications based on its extensive patent and IP portfolio. OTI's field-proven innovations have been deployed around the world to address NFC payment solutions, petroleum payment and management, cashless parking fee collection systems and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances. For more information, visit www.otiglobal.com.

Use of Non-GAAP Financial Information
This press release contains certain non-GAAP measures, namely, Adjusted EBITDA, or adjusted earnings before interest, income tax, depreciation and amortization. Adjusted EBITDA represents earnings before interest1, income tax, depreciation and amortization, and further eliminates the effect of share-based compensation expense. OTI believes that adjusted EBITDA should be considered in evaluating the company's operations since it provides a clearer indication of OTI’s operating results. This measure should be considered in addition to results prepared in accordance with US GAAP, but should not be considered a substitute for the US GAAP results. The non-GAAP measures included in this press release have been reconciled to the US GAAP results in the tables below.

1 “Financial expenses”

Safe Harbor for Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release.  Forward-looking statements include statements regarding Generation of revenue and timing thereof with respect to e-ticketing projects awarded in Poland, the Company’s efforts to decrease operating expenses, timing of the closing of the sale of SmartID business and consequential strengthening of the Company’s balance sheet, increase revenues and drivers of long-term growth. Forward-looking statements could be impacted by the effects of the protracted evaluation and validation periods in the U.S. and other markets for contactless payment cards, market acceptance of new and existing products and our ability to execute production on orders, as well as other risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in our Annual Report on Form 20-F for the year ended December 31, 2012, and in subsequent filings with the Securities and Exchange Commission. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

The content of websites or website links mentioned or provided herein is not part of this press release.

Company Contact:
Galit Mendelson
VP, Corporate Relations
732 429 1900 ext. 111
galit@otiglobal.com

Investor Contact:
Scott Liolios or Matt Glover
Liolios Group, Inc.
949 574 3860
otiv@liolios.com

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	June 30	December 31
	2013	2012
	(Unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	$6,193	$9,304
Short-term investments	3,493	8,712
Trade receivables (net of allowance for doubtful
accounts of $429 and $431 as of June 30, 2013
and December 31, 2012, respectively)	5,304	7,516
Other receivables and prepaid expenses	4,036	5,349
Short term restricted deposit for employees benefit	2,969	2,922
Inventories	6,884	7,049

Total current assets	28,879	40,852

Long term restricted deposit for employees benefit	615	1,099

Severance pay deposits	696	836

Property, plant and equipment, net	13,465	13,074

Intangible assets, net	602	656

Goodwill	485	485

Total Assets	$44,742	$57,002

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
(In thousands, except share and per share data)

	30 June 2013	31 December 2012
	(Unaudited)	(Audited)
Liabilities and Equity

Current Liabilities
Short-term bank credit and current maturities
of long-term bank loans	$4,004	$7,368
Trade payables	8,272	10,696
Accrued severance pay	3,398	3,539
Other current liabilities	9,027	10,971
Total current liabilities	24,701	32,574

Long-Term Liabilities
Long-term loans, net of current maturities	3,277	2,224
Accrued severance pay	1,756	2,032
Deferred tax liability	47	53
Total long-term liabilities	5,080	4,309

Total Liabilities	29,781	36,883

Equity
Shareholders' Equity
Ordinary shares of NIS 0.1 par value: Authorized –
50,000,000 shares as of June 30, 2013 and
December 31, 2012; issued: 33,434,511 and 32,938,011
shares as of June 30, 2013 and December 31, 2012,
respectively; outstanding: 32,255,812 and 31,759,312 shares
as of June 30, 2013 and December 31, 2012, respectively	833	820
Additional paid-in capital	211,233	210,853
Treasury shares at cost - 1,178,699 shares as of June 30,
2013 and December 31, 2012.	(2,000)	(2,000)
Accumulated other comprehensive income (loss)	(173)	36
Accumulated deficit	(194,410)	(189,131)
Total Shareholder’s equity	15,483	20,578
Non-controlling interest	(522)	(459)

Total Equity	14,961	20,119

Total Liabilities and Equity	$44,742	$57,002

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(In thousands, except share and per share data)

	Six months ended June 30	Three months ended June 30
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
Sales	$15,606	$17,865	$8,057	$6,523
Licensing and transaction fees	2,227	2,475	1,149	1,213

Total revenues	17,833	20,340	9,206	7,736

Cost of revenues
Cost of sales	8,351	10,526	3,984	4,204
Total cost of revenues	8,351	10,526	3,984	4,204

Gross profit	9,482	9,814	5,222	3,532
Operating expenses
Research and development	3,864	4,426	2,092	2,083
Selling and marketing	5,261	7,030	2,600	3,396
General and administrative	4,588	5,096	2,521	2,369
Amortization of intangible assets	53	102	28	53

Total operating expenses	13,766	16,654	7,241	7,901

Operating loss	(4,284)	(6,840)	(2,019)	(4,369)

Financial expense, net	(869)	(494)	(269)	(398)

Loss before taxes on income	(5,153)	(7,334)	(2,288)	(4,767)

Taxes on income	(190)	(91)	(17)	(70)

Net loss	(5,343)	(7,425)	(2,305)	(4,837)

Net loss attributable to noncontrolling interest	64	36	31	2
Net loss attributable to shareholders	$(5,279)	$(7,389)	$(2,274)	$(4,835)

Basic and diluted net loss attributable to shareholders per ordinary share	$(0.16)	$(0.23)	$(0.07)	$(0.15)

Weighted average number of ordinary shares used in
computing basic and diluted net loss per ordinary share	32,467,881	32,069,223	32,495,334	32,073,103

(*) includes in H1 2013, $634 finance expenses resulted from exchange rate differentials.

ON TRACK INNOVATIONS LTD.
UNAUDITED RECONCILIATION OF NON-GAAP ADJUSTMENT
The following tables reflect selected On Track Innovations Ltd, non-GAAP results reconciled to GAAP results:
(In thousands, except share and per share data)

	Six months ended June 30		Three months ended June 30
	2013	2012	2013	2012
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net Loss	$(5,343)	$(7,425)	$(2,305)	$(4,837)

Financial expenses	869	494	269	398
Depreciation	787	755	387	369
Taxes on income	190	91	17	70
Amortization expenses	53	102	28	53
TOTAL EBITDA	$(3,444)	$(5,983)	$(1,604)	$(3,947)

Stock based compensation	$154	$724	$70	$414
TOTAL ADJUSTED EBITDA	$(3,290)	$(5,259)	$(1,534)	$(3,533)

ON TRACK INNOVATIONS LTD.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands, except share and per share data)

	Six months ended June 30
	2013	2012
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net loss	$(5,343)	$(7,425)
Adjustments required to reconcile net loss to
net cash used in operating activities:
Stock-based compensation related to options and shares issued
to employees and others	154	724
Amortization of intangible assets	53	102
Depreciation	787	755
Gain on sale of fixed assets	(11)	-

Changes in operating assets and liabilities:
Accrued severance pay, net	(157)	631
Accrued interest and linkage differences	69	29
Decrease in deferred tax liability	(6)	(6)
Decrease in trade receivables, net	2,147	5,377
Decrease (Increase) in other receivables and prepaid expenses	1,099	(374)
Decrease in inventories	87	581
Decrease in trade payables	(1,881)	(1,501)
Decrease in other current liabilities	(1,893)	(210)
Net cash used in continuing operating activities	(4,895)	(1,317)

Cash flows from investing activities

Purchase of property and equipment	(1,656)	(249)
Purchase of short term investments and long term restricted deposit	(296)	(7,185)
Acquisition of business operations	-	(100)
Proceeds from restricted deposit for employee benefit	306	-
Proceeds from maturity and sale of short term investments	5,542	10,843
Proceeds from sale of fixed assets	11	-

Net cash provided by investing activities	3,907	3,309

Cash flows from financing activities
Decrease in short-term bank credit, net	(2,438)	(418)
Proceeds from long-term bank loans	1,398	273
Repayment of long-term bank loans	(1,210)	(1,300)
Proceeds from exercise of options and warrants, net	239	9
Net cash used in financing activities	(2,011)	(1,436)

Cash flows from discontinued operations
Net cash used in discontinued operating activities	-	(150)
Total net cash used in discontinued activities	-	(150)

Effect of exchange rate changes on cash	(112)	(4)

Increase (decrease) in cash and cash equivalents	(3,111)	402
Cash and cash equivalents at the beginning of the period	9,304	12,517

Cash and cash equivalents at the end of the period	$6,193	$12,919